UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NABO INC.

(Exact name of registrant as specified in its corporate charter)

333-135050

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	98-05211492 (I.R.S. Employer Identification No.)

14 Rue de Malagny, 1196 Gland, Switzerland

(Address of principal executive offices)

+41.79.297.8336

(Issuer's telephone number)

Approximate Date of Mailing: March 23, 2007

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NABO INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about March 23, 2007 to the holders of record as at March 23, 2007, of shares of common stock, par value $0.001 per share, of our company NABO INC., a Nevada corporation incorporated on November 7, 2005, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

On March 2, 2007, KIF Capital Corp. (“KIF”) and David Craven (“Craven”) entered into a share purchase agreement (the “Agreement”) whereby KIF sold its 2,200,000 common shares of NABO INC. (the “Company”) to Craven for US $335,000.

As a result of the Agreement, Mr. Craven has been appointed as President, and to the Company’s Board of Directors, which increased the current Board to two members.

Mr. MacAlpine wishes to resign as a director, which would result in Mr. Craven being the sole director of the Company. This resignation will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It describes the terms of the share exchange agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreement. All company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

Conditions Precedent to the Closing of the Share Exchange Agreement

The completion of the transactions described in the share exchange agreement is subject to satisfaction of a number of conditions including:

(a)	that the representations and warranties made by all of the parties in the Agreement are true at the closing date;
(b)	receipt of duly executed copies of third-party consents and approvals as contemplated by the Agreement;

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(c)	reasonable satisfaction with each party’s respective due diligence investigation of each other;
(d)	receipt and approval by Craven of financial statements for the two most recently completed financial years of the Company;

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of March 2, 2007 and the date of this Information Statement, there were and are 7,200,000 shares of the Company’s common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares the Company’s common stock known by us to be owned beneficially as of March 2, 2007 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
common shares	Gerry Birmingham 5700 Blackwell Sideroad 69 Golfview Sarnia, ON N7W 1B7	400,000	5.6%
common shares	Isobel Campbell Acnacree Bay, North Connel Argyll, Scotland PA371QZ	400,000	5.6%
common shares	Dan Easter 18 York St. Sarnia, ON N7S 4L4	400,000	5.6%
common shares	David Craven 14 Rue de Malagny, 1196 Gland, Switzerland	2,200,000	30.5%
common shares	Iain MacAlpine 3665 Arista Way, Apt. 1717 Mississauga, ON L5A 4A3	400,000	5.6%

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common shares	Katrina MacAlpine 3665 Arista Way, Apt. 1717 Mississauga, ON L5A 4A3	450,000	6.3%

(1)

Regulation S-B promulgated under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on March 2, 2007, and the date of this Information Statement.

(2)	Calculated based upon our 7,200,000 issued and outstanding shares as of March 2, 2007 and as of the date of this Information Statement.

Changes in Control

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Ken MacAlpine		Director(1)	November 8, 2005
David Craven		President and Director	March 8, 2007

(1)

The resignation to be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 of Regulation 14E thereunder; and (b) the date of completion of the share exchange agreement.

David Craven – President and Director

On March 8, 2007, we appointed David Craven as director and President of the Company. After graduating in Mathematics and Sociology from University College Loughborough in the UK, David spent almost 10 years in the mining industry, purchasing mining equipment for the National Coal Board at it’s Yorkshire headquarters in Doncaster. Following the decline of the coal mining industry in the UK, David spend several years working in retail, in the purchasing and accounting departments of several large retail food chains.

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In 1987, Mr. Craven joined a small financial services company, Edwin Hargitt & Company, based in Lausanne, Switzerland. As Chief Portfolio Manager, he was instrumental in expanding the business into London. In 1989, Mr. Craven was offered a position with EuroHelvetia TrustCo S.A., where he remains to this day, becoming a Director of the Company in 2005 dealing with the development of start up companies, primarily in the Oil & Gas industry and property development.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

Our board of directors held no formal meetings during the nine month period ended December 31, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the director. Such resolutions consented to in writing by the director entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that all filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
David Craven	1(1)	1(1)	N/A

(1)	The named officer, director or greater than 10% stockholder, as applicable, filed a late Form 3 - Initial Statement of Beneficial Ownership of Securities.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The particulars of compensation paid to the following persons:

(a)	our principal executive officer;
(b)

each of our four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed financial year.

who we will collectively refer to as the named executive officers, are set out in the following summary compensation table.

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SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)
David Craven(1) President and a Director	2006 2005	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Ken MacAlpine	2006 2005	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A

(1)	On March 8, 2007, David Craven was appointed as our President and a director

There were no grants of stock options or stock appreciation rights to our executive officers and directors made during the fiscal years ended March 31, 2006 and March 31, 2005.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: March 23, 2007

By Order of the Board of Directors

NABO INC.

/s/ David Craven

David Craven

President

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